[LETTERHEAD OF COMMUNITY FINANCIAL SHARES, INC.]

November 12, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Community Financial Shares, Inc.

Registration Statement on Form S-1

Withdrawal of Request for Acceleration of Effectiveness

File No. 333-190679

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-1, Community Financial Shares, Inc. hereby requests that its Request for Acceleration of Effectiveness dated November 8, 2013 be withdrawn effective immediately.

If you have any questions regarding this request, please telephone Edward G. Olifer, Esq. of Kilpatrick Townsend & Stockton LLP at 202.508.5852.

Very truly yours,

COMMUNITY FINANCIAL SHARES, INC.

/s/ Donald H. Wilson
Donald H. Wilson
Chairman, President and Chief Executive Officer

cc:	Jonathan Gottlieb, U.S. Securities and Exchange Commission